Exhibit 99.1

Transcript of the

SELINA HOSPITALITY PLC

(“Selina”)

GENERAL MEETING OF SHAREHOLDERS

held on March 26, 2024 at 10:00a.m. New York / 2:00 p.m. London

Speakers

Richard Stoddart – Chair of the Board of Directors, Selina Hospitality PLC

Rafael Museri – Chief Executive Officer and Directors, Selina Hospitality PLC

Jonathon Grech – Chief Legal Officer and Company Secretary, Selina Hospitality PLC

Meeting

[Computershare operator opens the meeting and introduces Richard Stoddart.]

*Richard Stoddart*

Thank you and welcome to our general meeting for Selina Hospitality PLC. I now call this meeting to order.

It is my pleasure to welcome you to this general meeting of shareholders. On behalf of the Board of Directors and the officers of Selina, I would like to express our appreciation to you for attending today.

In advance of this general meeting, the Company has made available to each shareholder a copy of its proxy statement—the Circular and Notice of General Meeting dated February 26, 2024—which includes the resolutions we will consider today. A copy can be found within the meeting portal and on Selina’s investor relations website.

Rafael Museri, our Chief Executive Officer, and Jonathon Grech, our Chief Legal Officer and Company Secretary, are with me today. Other members of the Board and management team are in attendance as well.

Before we start the business portion of the meeting, I will go through some administrative matters. Then, we will hear from Rafi and following that, Jon will review the resolutions and commence the voting. It is important to note that if you have not already voted by proxy or you would like to revise your vote, you will need to vote during today’s meeting. Jon will explain how that process works at the appropriate time. Votes received after the close of today’s meeting will not be counted.

I hereby appoint Jon Grech, as our Secretary, to keep minutes of today’s meeting.

Today’s meeting has been called in accordance with the Company’s articles of association as well as the necessary provisions of the UK Companies Act 2006.

At the end of this meeting, we will have a question and answer session. Shareholders may participate in this session by using the electronic question and answer function on your screen, which is open at this time. All questions submitted will be reviewed and addressed, if appropriate and not duplicative, at the end of the meeting.

It is now my pleasure to proceed with today’s general meeting. Before we cover the proposed resolutions and voting process, I will ask Rafi to provide some background on the resolutions being proposed today.

*Rafael Museri*

Thank you Rich. In a short period of time, we have built a strong brand and a portfolio of over 100 hotels that delivers value and amazing experiences to our guests. Despite our recent growth, 2023 was a challenging year for Selina as we continued to feel the impact from raising significantly less cash than expected back at the time of our listing in October 2022. This resulted in the need to restructure our balance sheet and raise additional funds to help us bridge until we are generating free cash flow. Specifically, in January 2024, we announced the restructuring of the $147.5 million in debt under the 2026 convertible notes that were issued at the time of our listing, and the raising of $20 million from a strategic investor named Osprey International Limited, in addition to funds from other investors. It is important to note that Osprey has committed to fund an additional $8 million and has an option to invest up to $20 million more. Recall that Osprey previously had invested $14 million via convertible notes issued in June and July 2023. Most importantly, they have shown that they can add value to the way we think about our commercial platform, they have extensive operational turn-around experience, and we are glad to have them as a partner.

We believe we are making progress towards stabilizing our financial position. A primary reason for this is that we have focused on improving the fundamentals of our business and our unit-level economics. We have developed our “path to profitability” and have been executing on that over the past year. We have paused opening new hotels, have exited or are in the process of exiting 12 underperforming properties, reduced our corporate debt by $52 million, with Osprey having the right to convert into equity an additional $22 million of debt, entered into agreements to defer $21 million of cash obligations due in 2024 to future years, including a full interest deferral on our new 2029 Notes, and reduced our corporate overhead costs by over $20 million on an annualized run rate basis. Finally, we have enhanced our management team with some new key hires intended to drive operational excellence and added a new member to our Board, with several more to be appointed, to help fill skills gaps.

We are staying focused on completing the liability restructuring and fundraising transactions that were started in January, managing our liabilities and raising funds where we believe we can do so on beneficial terms. This is why the resolutions today are so important. They provide us with the capital and means necessary to allow us to continue to execute on our strategy, path to profitability and efforts to achieve positive free cash flow. They also give us the flexibility to implement a reverse stock split, or share consolidation, as an option to allow us to meet the Nasdaq’s minimum bid price requirement, which we must do by September 2, 2024. We look at a reverse stock split as a last resort and will explore other means to achieve compliance before moving forward with it.

We believe in the power of the Selina brand and our connectors across the world, and we hope you will support us today as many of you have done throughout the years. I will now turn it back to Rich to proceed with the business of the meeting.

*Richard Stoddart*

Thank you Rafi, and thanks to you and your team for navigating Selina through these challenging times. With regard to the resolutions being put forward today, as a company incorporated under the laws of England and Wales, Selina is subject to English company law. This means that certain matters are required to be proposed to our shareholders, for approval periodically even if is not customary for companies domiciled in the United States to do so. The explanatory notes contained in the circular and notice of meeting provide you with details for each resolution, including why they are required under English law.

The Board believes that the approval of the resolutions is in the best interests of the Company and its shareholders and unanimously recommends that shareholders vote in favour of them.

With that, at this time I will ask Jon Grech to provide an overview of all five resolutions up for vote.

*Jonathon Grech*

Thanks Rich. I will start by reading the resolutions as set out in the circular and notice of meeting before I cover the voting instructions.

The first resolution is an ordinary resolution requesting authority to issue ordinary shares up to an aggregate nominal value of US$7,064,280.00 in order to complete the fundraising and liability restructuring transactions announced in January and it reads as follows:

THAT, the directors be and are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all powers of the Company to allot Shares in the Company up to an aggregate nominal amount of US$7,064,280.00, which shall equate to a maximum of 1,395,000,000 ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each, or if such allotment (in whole or in part) occurs following the consolidation of the Shares by the Company as contemplated by Resolution 3 below, such other number of ordinary shares of the Company which have an aggregate nominal value of not more than US$7,064,280.00, provided that this authority shall, unless renewed, varied or revoked, expire on 26 March 2029 save that the Company shall be entitled to, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury Shares to be sold) and the directors may allot equity securities (including for the avoidance of doubt sell treasury shares) in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired.

The second resolution is an ordinary resolution requesting general authority to issue ordinary shares up to an aggregate nominal value of US$1,012,800.00 and it reads as follows:

THAT, the directors be and are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all powers of the Company to allot Shares in the Company up to an aggregate nominal amount of US$1,012,800.00, which shall equate to a maximum of 200,000,000 ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each, or if such allotment (in whole or in part) occurs following the consolidation of the Shares by the Company as contemplated by Resolution 3 below, such other number of ordinary shares of the Company which have an aggregate nominal value of not more than US$1,012,800.00 provided that this authority shall, unless renewed, varied or revoked, expire on 26 March 2029 save that the Company shall be entitled to, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury Shares to be sold) and the directors may allot equity securities (including for the avoidance of doubt sell treasury shares) in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired.

The third resolution is an ordinary resolution requesting authority to implement a 30-to-1 reverse stock split and it reads as follows:

THAT, the directors be and are hereby generally and unconditionally authorised in accordance with section 618 of the Companies Act 2006 to exercise all powers of the Company to consolidate, with effect from such date and time to be determined by the directors, all of the then outstanding ordinary shares of the Company of US$0.005064 (rounded to six decimal places) nominal value each in the capital of the Company (the “Existing Ordinary Shares”) into new ordinary shares of US$0.15192 nominal value each in the capital of the Company (the “New Ordinary Shares”) on the basis of one (1) New Ordinary Share for every thirty (30) Existing Ordinary Shares, such New Ordinary Shares to have the same rights and be subject to the same restrictions (save as to their nominal value) as the Existing Ordinary Shares in the capital of the Company as set out in the Company’s articles of association for the time being, provided that where such consolidation results in any member being entitled to a fraction of a New Ordinary Share, such fractions shall, in accordance with article 25.2 of the Company’s articles of association, be aggregated and the directors shall be and are hereby authorised to sell such fractions representing New Ordinary Shares on behalf of the relevant members of the Company for the best price reasonably obtainable, and the net proceeds of such sale shall be, in the discretion of the directors, distributed to the relevant members of the Company in due proportions or retained for the benefit of the Company.

The fourth resolution is a special resolution to disapply statutory pre-emptions rights in respect of share allotments authorized under Resolution 1 and it reads as follows:

THAT, conditional on the passing of Resolution 1 and in accordance with section 570 of the Companies Act 2006, the directors be and are hereby authorised and empowered to allot equity securities (as defined in section 560 of the Companies Act 2006) (including for the avoidance of doubt to sell treasury shares) wholly for cash pursuant to any authority granted under Resolution 1 as if section 561 of the Companies Act 2006 did not apply to any such allotment, provided that this power shall:

a.	be limited to the allotment of equity securities (including for the avoidance of doubt sale of treasury shares) up to an aggregate nominal amount of US$7,064,280.00, which shall equate to a maximum of 1,395,000,000 ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each, or if such allotment (in whole or in part) occurs following the consolidation of the Shares by the Company as contemplated by Resolution 3 above, such other number of ordinary shares of the Company which have an aggregate nominal value of not more than US$7,064,280.00; and

b.	expire at midnight on 26 March 2029 (unless renewed, varied or revoked by the Company prior to or on that date),

save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury Shares to be sold) after such expiry and the directors may allot equity securities (including for the avoidance of doubt treasury Shares to be sold) in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

The fifth resolution is a special resolution to disapply statutory pre-emptions rights in respect of share allotments authorized under Resolution 2 and it reads as follows:

THAT, conditional on the passing of Resolution 2 and in accordance with section 570 of the Companies Act 2006, the directors be and are hereby authorised and empowered to allot equity securities (as defined in section 560 of the Companies Act 2006) (including for the avoidance of doubt to sell treasury shares) wholly for cash pursuant to any authority granted under Resolution 2 as if section 561 of the Companies Act 2006 did not apply to any such allotment, provided that this power shall:

a.	be limited to the allotment of equity securities (including for the avoidance of doubt sale of treasury shares) up to an aggregate nominal amount of US$1,012,800.00, which shall equate to a maximum of 200,000,000 ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each, or if such allotment (in whole or in part) occurs following the consolidation of the Shares by the Company as contemplated by Resolution 3 above, such other number of ordinary shares of the Company which have an aggregate nominal value of not more than US$1,012,800.00; and

b.	expire at midnight on 26 March 2029 (unless renewed, varied or revoked by the Company prior to or on that date),

save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury Shares to be sold) after such expiry and the directors may allot equity securities (including for the avoidance of doubt treasury Shares to be sold) in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

Having read the five resolutions, I would like to explain the final voting procedure at this time. Many of you have voted already by proxy. If you have voted and do not need to change your vote, you are done and no further action is needed. To the extent you have not already voted by proxy or would like to revise your vote, you will need to submit a ballot, which is called a poll card in the UK, during the next few minutes. The poll card can be found within the meeting portal, via a link on the right hand side of the portal webpage. A copy also is available on the home page of the Company’s investor relations website. Please download the poll card, complete it, sign it at the end of the poll card and email a PDF copy to us at companysecretary@selina.com. In order for your vote to count, we will need to receive your completed poll card before we close the voting, so please vote now. We will keep voting open for the next three minutes. The voting instructions can be found on the poll card itself, and poll cards submitted after the close of voting will be disregarded. To reiterate, if you have already voted and do not wish to change your vote, you do not need to do anything further.

We will now pause for three minutes to allow for any final voting to take place.

*Richard Stoddart*

Thank you very much Jon for presenting today’s resolutions. Voting is now closed. We will work with Computershare, our scrutineer, to tabulate the votes and we will report the precise voting results in due course by way of a regulatory 6-K announcement.

At this time, the business meeting and agenda items for this general meeting are closed and the meeting is adjourned.

I have been informed there are no questions at this time.

Thank you again for attending this general meeting of shareholders. On behalf of the entire Selina team, we appreciate your investment in our Company. We are working hard to drive shareholder value for you and this all starts with our hotels. We are always invigorated when we visit a Selina anywhere in the world as we truly have a differentiated experience that our guests love. Thanks again and have a great rest of your day.

*END*